March 20, 2015

VIA EDGAR

Mr. Mark Rakip
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Realty Income Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 18, 2015
File No. 1-13374

Dear Mr. Rakip:

We are writing in response to your comment letter dated March 17, 2015 (the “Comment Letter”) setting forth the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to Realty Income Corporation’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on February 18, 2015.

The material in italics below sets forth the Staff’s comment, followed by our response.

Financial Statements and Supplementary Data

Allocation of the Purchase Price of Real Estate Acquisitions, page 59

1.                                    We note your response to prior comment 1. Please tell us how you define sufficiently lower in determining the difference between the contractual and expected market rents. Also tell us how you determine that the exercise of a bargain renewal option is reasonably assured, including whether you consider historical experience in determining such exercises. Further, quantify for us the number of leases in your portfolio that have bargain renewal options. In your response, tell us the accounting literature relied upon and the basis for your conclusions.

Response: The following bullet points summarize our internal “Valuation of Newly Acquired Properties” policy as it relates to the above question.  As of December 31, 2014, we have 121 leases in our portfolio that have bargain renewal options.

•                 We refer to Accounting Standards Codification (“ASC”) 840-10-20, when evaluating whether a below market option is considered a bargain renewal option.  This accounting literature defines a bargain renewal option as:

o                A provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears, at the inception of the lease, to be reasonably assured.

•                 We define contractual option rents as being “sufficiently lower” when they are:

o                15% below expected market rents and the option exercise date is within 15 years from the date of acquisition,

o                20% below expected market rents and the option exercise date is between 15 and 20 years from the date of acquisition, or

o                25% below expected market rents and the option exercise date is between 20 and 25 years from the date of acquisition.

We recognize that options with an exercise date 25 years or more from the date of acquisition or options resulting in an extension of the lease term to a date more than 25 years from the date of acquisition are uncertain by nature, due to market volatility, going concern and other uncertain factors, and therefore do not meet the burden of reasonable assurance.

•                 In determining whether the exercise of a bargain renewal option is “reasonably assured,” we take into account both the size of the discount to expected market rents as well as the length of time between the acquisition date and the option exercise date.  Our policy acknowledges that contractual option rents that are only slightly discounted (i.e. less than 15%) from market do not sufficiently incentivize a tenant to exercise their option, due to factors such as the availability of newer buildings and location optimization.  When considering the additional costs and efforts necessary to relocate, in addition to the 15% discount on rents realized when extending the lease, we believe that tenants then become economically compelled to exercise their option.  Accordingly, we assume that a minimum 15% discount between contractual option rents and expected market rents is required for the bargain renewal option to be reasonably assured.

•                 Our policy also acknowledges the fact that the longer the period from inception of the lease to the option exercise date, the more difficult it is to determine whether the exercise of the option is reasonably assured. Accordingly, as more time elapses from the date of acquisition, a larger discount is required between contractual option rents and expected market rents in order to offer reasonable assurance that the tenant will exercise their option.

We do have extensive experience with lease expirations, having resolved over 1,800 lease rollovers in the past 20 years.  This experience offers us additional insight as to whether a tenant will likely renew a lease upon expiration.  However, our specific experience with bargain renewal option rollover is relatively limited.  We believe that the parameters established in our policy, although not directly driven by historical data, are reflective of the insight obtained through our lease rollover history and allow us to objectively apply the accounting literature included in ASC 840 in our determination of bargain renewal options.

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If you have any questions or comments to this letter, please do not hesitate to contact me at (858) 284-5109.

Sincerely,

Realty Income Corporation

/s/ Paul M. Meurer

Paul M. Meurer

Executive Vice President,

Chief Financial Officer and Treasurer